AMENDMENT AND CONSENT NO. 2

This AMENDMENT AND CONSENT NO. 2 dated as of May 5, 2004 ("Amendment"), is entered into by and among O'SULLIVAN INDUSTRIES, INC., a Delaware corporation ("OSI"), O'SULLIVAN FURNITURE FACTORY OUTLET, INC., a Missouri corporation ("OSF"), O'SULLIVAN INSUSTRIES – VIRGINIA, INC., a Virginia corporation ("OSV" and together with OSF and OSV, each a "Borrower" and collectively and jointly and severally, the "Borrowers"), O'SULLIVAN INDUSTRIES HOLDINGS, INC., a Delaware corporation ("Holdings"), the persons designated as "Lenders" on the signature pages hereto, and GENERAL ELECTRIC CAPITAL CORPORATION, a Delaware corporation, as Agent.

WHEREAS, Borrowers, Holdings, the Lenders (as defined therein) and Agent are party to the Credit Agreement dated as of September 29, 2003, as amended by Amendment No. 1 thereto, dated as of October 29, 2003 (including all annexes, exhibits and schedules thereto, the "Credit Agreement"; all capitalized terms defined in the Credit Agreement and not otherwise defined herein have the meanings assigned to them in the Credit Agreement or in Annex A thereto);

WHEREAS, Borrowers and Requisite Lenders, subject to Section 4 hereof, wish to amend the Credit Agreement in the manner set forth below;

WHEREAS, Holdings desires to amend its articles of certificate of incorporation to create a new series of preferred Stock and to increase the amount of shares Holdings is authorized to issue;

WHEREAS, Section 3.6 of the Credit Agreement prohibits any amendment, modification or waiver of any term or provision of Holdings certificate of incorporation;

WHEREAS, Borrowers and Holdings have requested that Requisite Lenders, and Requisite Lenders have agreed to, consent to the amendment of Holdings' certificate of incorporation to create a new series of preferred Stock and to increase the amount of shares Holdings is authorized to issue, waive Section 3.6 of the Credit Agreement to permit such amendment and waive any Default or Event of Default arising as a result;

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, Borrowers, Credit Parties, Requisite Lenders and Agent agree as follows:

SECTION 1.
AMENDMENT

Subject to the satisfaction of the conditions to effectiveness referred to in Section 3 hereof, the Credit Agreement is hereby amended by amending the definition of "Change of Control" contained in Annex A of the Credit Agreement by amending and restating clause (a) of such definition as follows: "(a) prior to any initial public offering (after the Closing Date) of common stock of Holdings, BRS together with any BRS Related Party ceases to own and control all of the voting rights associated with ownership of at least fifty-one percent (51%) of each class of the outstanding voting Stock of Holdings on a fully diluted basis."

SECTION 2.
CONSENT

Effective as of the Effective Date, the Requite Lenders hereby consent to the amendment by Holdings' of its certificate of incorporation in the form attached hereto as Exhibit 1 to create a new series of preferred Stock and to increase the amount of shares Holdings is authorized to issue thereunder and waive any Default or Event of Default otherwise arising under Section 3.6 of the Credit Agreement by virtue of such amendment.

SECTION 3.
CONDITIONS TO EFFECTIVENESS

This Amendment shall become effective on the date (the "Effective Date") the following conditions shall have been satisfied:

(a)   Agent shall have received one or more counterparts of this Amendment executed and delivered by Borrowers, Holdings, Agent and the Requisite Lenders;

(b)   Agent shall have received a copy of Holdings' certificate of incorporation, and all amendments thereto, in form and substance satisfactory to Agent, dated a recent date prior to the Effective Date and certified by the Secretary of State of the State of Delaware; and

(c)   there shall be no continuing Default or Event of Default (after giving effect to the amendment contemplated by this Amendment) and the representations and warranties of the Borrowers contained in this Amendment shall be true and correct in all material respects.

SECTION 4.
LIMITATION ON SCOPE

Except as expressly amended hereby, all of the representations, warranties, terms, covenants and conditions of the Loan Documents shall remain in full force and effect in accordance with their respective terms. The amendment and consent set forth herein shall be limited precisely as provided for herein and shall not be deemed to be a waiver of, amendment of, consent to or modification of any term or provision of the Loan Documents or any other document or instrument referred to therein or of any transaction or further or future action on the part of Borrowers or any other Credit Party requiring the consent of Agent or Lenders except to the extent specifically provided for herein. Agent and Lenders have not and shall not be deemed to have waived any of their respective rights and remedies against Borrowers or any other Credit Party for any existing or future Defaults or Event of Default (other than those referred to in Section 2).

SECTION 5.
MISCELLANEOUS

(d)   Borrowers hereby represent and warrant as follows:

(i)   this Amendment has been duly authorized and executed by Borrowers and each other Credit Party, and the Credit Agreement, as amended by this Amendment, is the legal, valid and

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binding obligation of Borrowers and each other Credit Party that is a party thereto, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, moratorium and similar laws affecting the rights of creditors in general; and

       (ii)   Borrowers repeat and restate the representations and warranties of Borrowers contained in the Credit Agreement as of the date of this Amendment and as of the Effective Date, except to the extent such representations and warranties relate to a specific date.

(e)   This Amendment is being delivered in the State of New York.

(f)   Borrowers and the other Credit Parties hereby ratify and confirm the Credit Agreement as amended hereby, and agree that, as amended hereby, the Credit Agreement remains in full force and effect.

(g)   Borrowers and the other Credit Parties agree that all Loan Documents to which each such Person is a party remain in full force and effect notwithstanding the execution and delivery of this Amendment.

(h)   This Amendment may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all of which counterparts together shall constitute but one and the same instrument.

(i)   All references in the Loan Documents to the "Credit Agreement" and in the Credit Agreement as amended hereby to "this Agreement," "hereof," "herein" or the like shall mean and refer to the Credit Agreement as amended by this Amendment (as well as by all subsequent waivers, amendments, restatements, modifications and supplements thereto).

(j)   Each of the following provisions of the Credit Agreement is hereby incorporated herein by this reference with the same effect as though set forth in its entirety herein, *mutatis mutandis*, and as if "this Agreement" in any such provision read "this Amendment": Section 9.3 (Notices), Section 9.6, (Severability), Section 9.8 (Headings), Section 9.9 (Applicable Law), Section 9.12 (Construction), Section 9.15 (Waiver of Jury Trial) and Section 9.17 (Entire Agreement).

[SIGNATURE PAGE FOLLOWS]

NYC_IMANAGE-610597 v4

WITNESS the due execution hereof by the respective duly authorized officers of the undersigned as of the date first written above.


BORROWERS:

O'SULLIVAN INDUSTRIES, INC.,
as a Borrower

By: /s/ Stuart D. Schotte
    Name: Stuart D. Schotte
    Title: Senior Vice President of Operations and
        Acting Chief Financial Officer

O'SULLIVAN FURNITURE FACTORY OUTLET, INC.,
as a Borrower

By: /s/ Stuart D. Schotte
    Name: Stuart D. Schotte
    Title: Senior Vice President of Operations and
        Acting Chief Financial Officer

O'SULLIVAN INDUSTRIES – VIRGINIA, INC.,
as a Borrower

By: /s/ Stuart D. Schotte
    Name: Stuart D. Schotte
    Title: Senior Vice President of Operations and
        Acting Chief Financial Officer

CREDIT PARTIES:

O'SULLIVAN INDUSTRIES HOLDINGS, INC.

By: /s/ Stuart D. Schotte
    Name: Stuart D. Schotte
    Title: Senior Vice President of Operations and
        Acting Chief Financial Officer


AGENT AND LENDERS:
GENERAL ELECTRIC CAPITAL
CORPORATION,
as Agent and a Lender

By: /s/ Gina Provenzale
    Name: Gina Provenzale
    Title: Duly Authorized Signatory

Exhibit 1